Exhibit 99.1

AKUMIN ANNOUNCES CLOSING OF ACQUISITION OF

ALLIANCE HEALTHCARE SERVICES AND RELATED FINANCING

Acquisition creates the most comprehensive radiology and oncology solutions provider in the U.S.

and a catalyst for continued innovative growth

Plantation, FL — September 1, 2021 — Akumin Inc. (NASDAQ/TSX: AKU) (“Akumin”), a premier provider of outpatient radiology services in the U.S., announced today that it has completed its previously announced acquisition of Alliance HealthCare Services, Inc. (“Alliance”), a leading national provider of radiology and oncology solutions to hospitals, health systems and physician groups, through its wholly-owned indirect subsidiary, Akumin Corp (the “Acquisition”). Akumin now offers the most comprehensive radiology and oncology solutions to patients in the U.S., operating in 46 states, with more than 1,000 hospital and health system customers, 154 independent outpatient radiology centers and 34 radiation therapy centers, and has over 4,000 team members serving more than two million radiology and oncology patient visits annually.

“When we announced our acquisition of Alliance and the plan to bring these two great companies together, we shared our belief that this combination is very exciting in the context of a changing healthcare ecosystem – continuing not only to shift toward outpatient, price-transparent, value-based care, but also toward increasingly integrated hospitals, health systems and physician groups,” said Riadh Zine, Chairman and Co-CEO. “Today, we celebrate our first steps together as a powerhouse in outpatient healthcare solutions, and a catalyst for continued healthcare transformation in the U.S.”

“As the partner of choice to hospitals, health systems and physicians in outpatient imaging and cancer care services, our incredible teams across the country will continue putting patient experience at the center of all we do,” said Rhonda Longmore-Grund, President and Co-CEO. “As one company, we will expand our solutions to hospital customers and partners with a focus on driving access, efficiency and innovation. We begin our integration today – and look forward to sharing our progress, successes and growth.”

“We are looking forward to working with Tahoe, the Alliance seller, both as a shareholder and through Mr. Huang, their representative on our board of directors,” Mr. Zine continued. “We are excited for our new partnership with Stonepeak, who provided their full support and capital commitment for this transaction, with additional capital available for future growth. We also want to thank the investor base in our senior secured notes who participated in our growth to date and in the funding of this transaction.”

The purchase price for Alliance was funded with cash on hand, assumption of debt, equity issued to the seller, debt and equity commitments from Stonepeak (the “Stonepeak Financing”) and proceeds from Akumin’s offering of 2028 senior secured notes which closed in escrow on August 9, 2021.

For the Stonepeak Financing, Stonepeak Magnet Holdings LP (“Stonepeak Magnet”) purchased on September 1, 2021 US$340,000,000 (CAD$428,978,000) principal amount of unsecured notes of Akumin Corp. (the “Financing Notes”), together with warrants to purchase 17,114,093 common shares of Akumin (the “Financing Warrants”) and 3,500,000 common shares of Akumin (the “Financing Shares”). For a three-year period following the closing, provided certain conditions are met, Akumin Corp. will be permitted to draw up to an additional US$349,570,000 from Stonepeak. The Financing Notes, Financing Warrants, Financing Shares, and additional draws were made available on the terms described in Akumin’s press release dated June 25, 2021.

Stonepeak Magnet purchased the Financing Shares at a price of US$2.98 per share (CAD$3.76 per share), for total consideration of US$10,430,000 (CAD$13,159,531). No consideration was paid for the Financing Warrants. The 17,114,093 common shares of Akumin which may be acquired upon the exercise of the Financing Warrants have a purchase price of US$2.98 per share (or CAD$3.76 per share), for a total purchase price of US$50,999,997.10 (or CAD$64,346,696.34).

In addition, upon closing of the Acquisition, the US$375,000,000 of proceeds raised from Akumin’s private offering of 7.500% senior secured notes due 2028 (the “Senior Notes”) that closed on August 9, 2021 (the “Private Offering”) were released to Akumin given the satisfaction of the applicable escrow release conditions, and the obligations of Akumin Escrow Inc. under the Senior Notes were assumed by Akumin upon liquidation of Akumin Escrow Corp. into Akumin. All proceeds raised from the Private Offering were used to pay a portion of the cash closing price for the Acquisition.

Upon closing of the Acquisition, Akumin has 89,026,997 common shares issued and outstanding, including the Financing Shares issued to Stonepeak at a price of US$2.98 per share (CAD$3.76 per share) and the issuance of 14,223,570 common shares issued to the seller at a price of US$2.98 per share (CAD$3.76 per share) for aggregate consideration of US$42,416,038.60 (CAD$53,518,223.20).

All CAD$ have been calculated based on an exchange rate of 1.2617, being the Bank of Canada daily average exchange rate on August 31, 2021.

Management Composition Post-Closing of Acquisition

As previously announced, upon closing, Riadh Zine, Akumin’s former President and Chief Executive Officer, was named Chairman and Co-Chief Executive Officer of Akumin. Rhonda Longmore-Grund, Alliance’s former President and Chief Executive Officer, was named President and Co-Chief Executive Officer of Akumin. Mr. Zine and Ms. Longmore-Grund will remain actively involved in Akumin’s strategy and business operations in these new roles. Stan Dunford, former chairman of Akumin’s board of directors, has been named chairman emeritus and will continue as a member of Akumin’s board of directors as Riadh Zine assumes the role of chairman.

In addition, William Larkin, Alliance’s former Chief Financial Officer, was named Chief Financial Officer of Akumin and Mohammad Saleem, Akumin’s former Chief Financial Officer, was named Senior Vice President of Financial Reporting. Richard Jones was named President of the combined company’s Radiology services; he was formerly Alliance HealthCare Radiology President. Douglas McCracken was named the President of the combined company’s Oncology services; he was formerly Alliance Oncology President. Other senior officer positions will be announced as determined in due course.

Director Appointment

Further, as previously announced, upon closing of the Acquisition, Akumin’s board of directors exercised its right in accordance with applicable corporate laws to increase the size of the board from five members to six and to appoint Haichen Huang, a nominee of Thaihot Investment Co., LTD, the seller of Alliance, to fill the vacancy at closing.

About Akumin Inc.

Akumin Inc. is a corporation under the laws of Ontario with its U.S. head office at 8300 W Sunrise Blvd., Plantation, Florida, 33322 and its Canadian head office at 151 Bloor Street West, Suite 603, Toronto, Ontario, M5S 1S4. Akumin is a national partner of choice for U.S. hospitals, health systems and physician groups, with comprehensive solutions addressing outsourced radiology and oncology service line needs. With the acquisition of Alliance HealthCare Services, Akumin now provides (1) freestanding, fixed-site outpatient diagnostic imaging services through a network of more than 170 owned and/or operated independent imaging centers located in 11 states; and (2) outpatient radiology and oncology solutions to more than 1,000 hospitals and health systems in 46 states. By combining clinical and operational expertise with the latest advances in technology and information systems, Akumin and its ~4,000 Team Members facilitate more efficient and effective diagnosis and treatment for patients and their providers in 46 states. Akumin’s imaging procedures include MRI, CT, positron emission tomography (PET and PET/CT), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures; our cancer care services include a full suite of radiation therapy and related offerings. For more information, visit www.akumin.com and www.alliancehealthcareservices-us.com.

About Stonepeak

Stonepeak Magnet is organized under the laws of Delaware and its head office is 55 Hudson Yards, 550 W. 34th Street, 48th Floor, New York, New York 10001. Stonepeak is a leading alternative investment firm specializing in infrastructure and real assets with approximately US$37 billion of assets under management. Through its investment in defensive, hard-asset businesses globally, Stonepeak aims to create value for its investors and portfolio companies, and to have a positive impact on the communities in which it operates. Stonepeak sponsors investment vehicles focused on private equity and credit. The firm provides capital, operational support, and committed partnership to sustainably grow investments in its target sectors, which include transport and logistics, communications, water, energy transition, and power and renewable energy. Stonepeak is headquartered in New York with offices in Houston, Austin and Hong Kong. For more information, please visit www.stonepeakpartners.com. An early warning report will be filed by Stonepeak Magnet in accordance with applicable securities laws and will be available on SEDAR at www.sedar.com or may be obtained directly from Sharon Kretchmar upon request at +1 416-601-8419. A Schedule 13D will be filed by Stonepeak Magnet in accordance with applicable U.S. securities laws and will be available on EDGAR at www.sec.gov.

Stonepeak Magnet did not previously own or control any Akumin securities. As a result of completing the purchase of the Financing Shares, Stonepeak Magnet, together with its joint actors, owns and controls approximately 3.93% of currently outstanding common shares of Akumin immediately following the closing of transactions occurring on September 1, 2021. If the Financing Warrants are fully exercised, then combined with the common shares of Akumin held by Stonepeak Magnet, Stonepeak Magnet would, together with its joint actors, have ownership and control over 20,614,093 common shares of Akumin, representing approximately 19.42% of the common shares of Akumin on a partially diluted basis. The proposed acquisition by Stonepeak Magnet was made in the context of its overall investment purposes. Stonepeak Magnet holds all of its interest in Akumin for investment purposes and expects to review from time to time its investment in Akumin and may, depending on the market and other conditions: (i) purchase additional common shares of Akumin, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of common shares of Akumin, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in communications with, among others, one or more shareholders of Akumin, one or more officers of Akumin and/or one or more members of the board of directors of Akumin regarding Akumin and/or Stonepeak Magnet’s investment.

About Tahoe

Thaihot Investment Co. LTD, a wholly owned subsidiary of Tahoe Healthcare Management Limited, is organized under the laws of the Cayman Islands and its head office is at the Offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands.

Tahoe Investment Group, founded in 1996 by Mr. Qisen Huang, is an investment holding company headquartered in No. 333 North Wusi Road, Fuzhou, Fujian Province, China. With offices in major Chinese business hubs including Beijing, Shanghai, Guangzhou, and Hong Kong, Tahoe Investment Group holds a diversified portfolio of assets in various industries including real estate development, financial services, healthcare, and property management. Tahoe Group, in which Tahoe Investment Group holds a controlling ownership, is one of the leading real-estate developers in China listed on the Shenzhen Stock Exchange. For more information, please visit www.tahoecn.com.

An early warning report will be filed by Tahoe in accordance with applicable securities laws and will be available on SEDAR at www.sedar.com or may be obtained directly from Jinpeng Li upon request at +8618610278041. A Schedule 13D will be filed by Tahoe in accordance with applicable U.S. securities laws and will be available on EDGAR at www.sec.gov.

Tahoe did not previously own or control any Akumin securities. As a result of completing the sale of Alliance to Akumin, Tahoe owns and controls approximately 14,223,570 common shares of Akumin, representing approximately 15.97% of the currently outstanding common shares of Akumin immediately following the closing of transactions occurring on September 1, 2021. Tahoe holds all of its interest in Akumin for investment purposes and expects to review from time to time its investment in Akumin and may, depending on the market and other conditions: (i) purchase additional common shares of Akumin, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of common shares of Akumin, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in communications with, among others, one or more shareholders of Akumin, one or more officers of Akumin and/or one or more members of the board of directors of Akumin regarding Akumin and/or Tahoe’s investment.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements contained in this press release include, without limitation, statements regarding Akumin’s ability to draw additional funds from Stonepeak and the use of proceeds therefrom and appointments of other senior officers. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, the factors described in greater detail in the “Risk Factors” section of Akumin’s Annual Information Form dated March 31, 2021, which is available at www.sedar.com and www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Key Contacts

For Akumin Investors

R. Jeffrey White

Investor Relations

866-640-5222

jeffrey.white@akumin.com

For Media & Industry

Tracy Wiese

Chief Strategy & Marketing Officer

949-877-4512

twiese@aiq-us.com

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